CUSIP No. 007865108
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Aéropostale, Inc.

(Name of Issuer)

Common Stock, par value, $.01 per share

(Title of Class of Securities)

007865108

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

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CUSIP No. 007865108

1.	Name of Reporting Person: Bear Stearns MB 1998-1999 Pre-Fund, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 11,735,674

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 11,735,674

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,735,674

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 33.3%

12.	Type of Reporting Person: OO

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CUSIP No. 007865108

1.	Name of Reporting Person: The Bear Stearns Companies Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 11,735,674

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 11,735,674

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,735,674

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 33.3%

12.	Type of Reporting Person: CO

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CUSIP No. 007865108

Item 1.
	(a)	Name of Issuer:
Aéropostale, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
1372 Broadway, 8th Floor New York, New York 10018

Item 2.
	(a)	Name of Person Filing:
This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the "Act"): Bear Stearns MB 1998-1999 Pre-Fund, LLC (the "Pre-Fund") and The Bear Stearns Companies Inc. ("Bear Stearns" and together with Pre-Fund, the "Reporting Persons").
	(b)	Address of Principal Business Office or, if none, Residence:
The address of the principal business office for the Reporting Persons is 383 Madison Avenue, New York, New York 10179.
	(c)	Citizenship:
The Pre-Fund and Bear Stearns are organized under the laws of the State of Delaware.
	(d)	Title of Class of Securities:
Common Stock, par value $.01 per share.
	(e)	CUSIP Number:
007865108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

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CUSIP No. 007865108

Item 4.	Ownership.

(a)-(c). The Pre-Fund directly owns all 11,735,674 shares of the Common Stock of the Issuer. Bear Stearns as the managing member of the Pre-Fund exercises sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 11,735,674 shares of Common Stock held by the Pre-Fund, which constitute approximately 33.3% of the outstanding Common Stock of the Issuer. All of the percentages calculated in this Schedule 13G are based upon an aggregate of 35,265,019 shares of Common Stock outstanding as of December 31, 2002.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 which is incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 007865108

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2003

BEAR STEARNS MB 1998-1999 PRE- FUND, LLC

By:	THE BEAR STEARNS COMPANIES INC.
Its:	Managing Member

By:	/s/ Kenneth J. Edlow

Name:	Kenneth J. Edlow
Title:	Secretary

THE BEAR STEARNS COMPANIES INC.

By:	/s/ Kenneth J. Edlow

Name:	Kenneth J. Edlow
Title:	Secretary